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                                                                    Exhibit 99.4

                        O//2//MICRO INTERNATIONAL LIMITED
               Instructions to The Bank of New York, as Depositary
   (Must be received prior to the 5:00pm (New York City time) on May 29, 2008)

     The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipts of O2Micro International Limited registered in the name of the undersigned on the books of the Depositary as of the close of business April 22, 2008 at the Annual General Meeting of the Shareholders of O2Micro International Limited to be held on June 5, 2008 in the Cayman Islands.

NOTE:

     1. Please direct the Depositary how it is to vote by marking X in appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the company.

     2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES FOR DIRECTOR AND PROPOSALS 3, 4, 5, 6 AND 7.

THIS PROXY WILL BE VOTED AS SPECIFIED OR, IF NO CHOICE IS SPECIFIED, WILL BE VOTED FOR THE NOMINEES FOR DIRECTOR AND FOR PROPORSALS 3, 4, 5, 6, AND 7.

        (Continued and to be marked, dated and signed, on the other side)

Address Change/Comments
(Mark the corresponding box in the reverse side)

O//2//MICRO INTERNATIONAL LIMITED
PROXY PROCESSING
PO BOX 3549
S HACKENSACK NJ 07606-9249

FOLD AND DETACH HERE

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(Rev 10/07)
Please mark your votes as indicated in this example X

ALL MATTERS ARE PROPOSED BY O2 MICRO INTERNATIONAL LIMITED. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES AND FOR PROPOSALS 3, 4, 5, 6, AND 7.

                                                             FOR AGAINST ABSTAIN

1. Re-election of Directors
Re-election of two Class I Directors for a three-year term:
Nominees: (1) Sterling Du (2) Chuan Chiung "Perry" Kuo"

2. Election of New Director
Election of one new Class I Director for a three-year term:
Nominee: (3) Teik Seng Tan

3. Renewal of "Sale Mandate"
To renew the general mandate (the "Sale Mandate") to allot, issue and deal with such number of unissued Ordinary Shares not exceeding the sum of: (i) 20% of the total nominal amount of the share capital of the Company in issue and to be issued; and ii) the total amount of the share capital of the Company repurchased by us (if any) pursuant to the Repurchase Mandate (described in Proposal No. 4) following the grant of the Sale Mandate; with the Board of Directors having the authority to fix number of shares to be repurchased, as well as the price and other terms of any repurchase, as determined by the Board of Directors in its discretion from time to time.

                                                             FOR AGAINST ABSTAIN

4. Renewal of the "Repurchase Mandate"
To renew the general mandate (the "Repurchase Mandate") to exercise all the powers of the Company to repurchase such number of Ordinary Shares not exceeding 10% of the total nominal amount of the share capital of the Company in issue and to be issued.

5. To approve and adopt the financial statements and the auditor's report for the fiscal year ended December 31, 2007 in the form included in the Report to Shareholders.

6. To approve and ratify the appointment of Deloitte & Touche as the Company's independent auditors for the fiscal year ending December 31, 2008.

7. To approve, adopt, and ratify the increase in the number of shares issuable pursuant to the Company's 1999 Employee Stock Purchase Plan from 50,000,000 shares to 70,000,000 shares.

Mark Here for Address Change or Comments
SEE REVERSE

Signature                                Signature                          Date
NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator trustee or guardian, please give full title as such.

FOLD AND DETACH HERE

You can view the Annual Report and Proxy Statement on the Internet at http://bnymellon.com.mobular.net/bnymellon/xyz